Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

1.	JA Development Co., Ltd. (British Virgin Islands)

2.	JingAo Solar Co., Ltd. (Ningjin, China)

3.	Shanghai JA Solar Technology Co., Ltd. (Shanghai, China)

4.	Shanghai JA Solar PV Technology Co., Ltd. (Shanghai, China)

5.	JA Solar USA Inc. (California, USA)